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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☒	Merger
☐	Liquidation
☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund: Citizens Funds, on behalf of its series Citizens Small Cap Core Growth Fund, Citizens Emerging Growth Fund, Citizens Core Growth Fund, Citizens Value Fund, Citizens Global Equity Fund, Citizens Balanced Fund, Citizens Income Fund and Citizens Money Market Fund.

3.	Securities and Exchange Commission File No.: 811-03626
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☒	Initial Application	☐	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Harbour Place, Suite 400

Portsmouth, NH 03801

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Paul Raymond, Esq.

Bingham McCutchen, LLP

150 Federal Street

Boston, 02110-1726

617-951-8567

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31 a-2 for the periods specified in those rules.

Russ Morgan, CCO

Sentinel Asset Management, Inc.

One National Life Drive

Montpelier, VT 05604

802-221-3097

8.	Classification of fund (check only one):
☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
☒	Open-end	☐	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Investment Adviser:	Citizens Advisers, Inc.

One Harbour Place, Suite 400

Portsmouth, NH 03801

Subadvisers:	Dwight Asset Management
100 Bank Street
Burlington, VT 05401
McLean Budden Limited
145 King Street West
Suite 125
Toronto, CANADA Ontario M5HIJ8
SsgA Funds Management, Inc.
One Lincoln Street
Boston, MA 02111-2900
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Citizens Securities, Inc.

One Harbour Place, Suite 400

Portsmouth, NH 03801

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐	Yes	☒	No

If Yes, for each UIT state:

Name(s):

File No.: 811- ________

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒ Yes	☐ No
If Yes, state the date on which the board vote took place:

October 26, 2007

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X] Yes	☐ No

If Yes, state the date on which the shareholder vote took place: February 13, 2008 (Citizens Balanced Fund and Citizens Value Fund); March 10, 2008 (Citizens Small Cap Core Growth Fund, Citizens Emerging Growth Fund, Citizens Global Equity Fund, Citizens Income Fund and Citizens Money Market Fund); and March 27, 2008 (Citizens Core Growth Fund).

If No, explain:

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☒ Yes	☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions: April 4, 2008
(b)	Were the distributions made on the basis of net assets?
☒ Yes	☐ No
(c)	Were the distributions made pro rata based on share ownership?
☒ Yes	☐ No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
☒ Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)
☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
☐ Yes	☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a) List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses:	$259,077.33
(ii)	Accounting expenses:	$ 18,250.00
(iii)	Other expenses (list and identify separately):
Tail Directors and Officers Insurance	$360,140.00
Typesetting, printing and filing	$ 35,565.50
Mailing, tabulation and solicitation	$285,205.04
(iv)	Total expenses (sum of lines (i)-(iii) above):	$956,237.37
(b)	How were those expenses allocated?

See response to Item 22(c) immediately below.

(c)	Who paid those expenses?

Sentinel Asset Management, Inc., Citizens Advisers, Inc. and/or their affiliates shared the fees and expenses associated with the Citizens Funds’ participation in the reorganizations. All legal and accounting expenses, and expenses incurred in connection with preparing, filing, printing and mailing the proxy solicitation materials to the shareholders of the Registrant’s eight series and soliciting shareholder votes were paid by Sentinel Asset Management, Inc. or an affiliate thereof. The Directors and Officers Tail Insurance was paid by Citizens Advisers, Inc., the investment adviser to the Citizens Funds.

(d)	How did the fund pay for unamortized expenses (if any)? N/A
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger: Sentinel Group Funds, Inc.
(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-00214
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Amended and Restated Agreement and Plan of Reorganization was filed as Exhibit A to the definitive proxy statement/prospectus filed on Form N-14 with the Commission on January 15, 2008.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Citizens Funds, (ii) she is the President of Citizens Funds, and (iii) all actions by shareholders, trustees, Citizens Funds and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

By: /s/ Sophia Collier

President